

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

Pan American Lithium Corp.
c/o Clark Wilson LLP
800-885 West Georgia Street
Vancouver, BC V6C 3H1

> **Re:** **Pan American Lithium Corp.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **File No. 333-167277**
> **Filed October 27, 2010**

Dear Mr. Brodkey:

We have reviewed your registration statement and responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 4 from our letter dated September 22, 2010 and the table included on pages 11 and 48. Please include the information you provided in your response regarding the date the options are exercisable and a cross-reference to the applicable option agreements filed as exhibits that govern the options for sale by selling shareholders.

2. We note your response to our prior comment 8 from our letter dated August 3, 2010 and your response to our prior comment 5 from our letter dated September 22, 2010. Please indicate clearly where you added the disclosure from the final paragraph of your response to our prior comment 8 from our letter dated August 3, 2010 regarding the issuance of 5,600,000 shares of common stock, which represented an increase of 106% and resulted in the substantial dilution of your existing stockholders. In the alternative, include the disclosure included in the last paragraph of your response to our prior comment 8.

Front Cover Page of Registration Statement

3.   We note that with this latest amendment, the agent for service was changed to a Canadian address. Please provide the name, address, telephone number of an agent for service who is located in the United States. See Schedule A.

There are a large number of unexercised share purchase warrants…, page 9

4.   Please indicate and address in the risk factor whether the risk factor calculations and totals included all purchase warrants and options exercisable as of October 19, 2010 or all of the purchase warrants and options currently outstanding.

Use of Proceeds, page 11

5.   We note your response to our prior comment 16 from our letter dated September 22, 2010 and the removal of exploration and development from your general operating expenses. We note further from your response that you anticipate that none of the proceeds from the exercise of the options will be used for exploration and development. Please more specifically address your plans for the use of the General Operating Expense. In particular, address the progressive increase in the amount of money allotted as the percentage of options exercised increases given that office space and utilities are presumably fixed costs.

Results of Operations, page 35

6.   We note your response to our prior comment 18 from our letter dated September 22, 2010 and your disclosure that the material increases in your incurred expenses from February 28, 2009 to February 28, 2010 "…reflected the focus on [y]our lithium property interests, the expansion of [y]our management team and board of directors, and increased professional fees resulting from the acquisition of our lithium property interests." Further, we note that on page 32, you indicate that you have one employee. Please revise to address the specific expansion of your management team and board of directors and the sources of the increased professional fees, including the reason for the increase in investor communications expense.

Summary of Quarterly Results, page 36

7.   You state that "We became a reporting issuer following completion of our initial public offering on July 24, 2009." Please revise to clarify that you are referring to you initial public offering in Canada and that you became a reporting issuer in Canada.

Selling Stockholders, page 47

8.   We note your response to our prior comment 25 from our letter dated September 22, 2010. Please disclose the individual or individuals who exercise the voting and/or

dispositive powers with respect to the securities to be offered for resale by NTC & CO
FBO DANIEL RIVERS.

Selected Annual Information, page 49

9.   Please provide comparative selected financial data and the reconciliations of the data to
U.S. GAAP for the interim period ended May 31, 2010 to comply with Item 3.A of Form
20-F.

Note 13 – Differences between Canadian and United States Generally Accepted
Accounting Principles, page F-38

10.   We have read your response to prior comment 31 and understand that you have not
reported the 1% non-controlling interest in SALICO based on your conclusion that the
balance is immaterial. Please confirm that you will continue to monitor your non-
controlling interests in future reporting periods and provide the required disclosures
under FASB ASC paragraphs 810-10-45-15 and 16 should it become material to your
financial statements.

Financial Statements for the Interim period ended May 31, 2010, page F-41

11.   Please provide reconciliations of the financial statements to U.S. GAAP for the interim
period ended May 31, 2010 to comply with Item 17(c) of Form 20-F.

Recent Sale of Unregistered Securities, page II-1

12.   We note your response to our prior comment 28 from our letter dated September 22, 2010
and the addition of the class of securities offered to the table. Please name the persons or
identify the class of persons to whom the securities were sold. See Item 701(b) of
Regulation S-K. In the alternative, please specifically indicate where the information can
be found in the section.

Exhibits

13.   We note your response to our prior comment 29 from our letter dated September 22,
2010. Please revise your exhibit index to indicate the correct date of the agreement. In
particular, we note the entry for Exhibit 10.6.

14.   In addition, please include all exhibits filed in your exhibit index. In particular, we note
the omission of Exhibits 10.33, 10.34, and 21.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476, or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Cam McTavish
(604) 687-6314